UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For June 10, 2004

Carmanah Technologies Corporation

1304 - 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F     X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes

X

No

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  0-30052

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Carmanah Technologies Corporation

(Registrant)

"Peeyush K. Varshney"

Date: June 10, 2004

_____________________________________

Mr. Peeyush K. Varshney, Corporate Secretary

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Carmanah Technologies Corporation

Cathedral Place

Suite 1304 – 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

June 10, 2004

Item 3.

Press Release

June 10, 2004, at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Carmanah is pleased to announce that it has won a tender to retrofit bus shelters in the City of West Covina, California, with Carmanah i-SHELTER™ solar-powered LED lighting systems.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Art Aylesworth

Peeyush Varshney

President

Corporate Secretary

(250) 380-0052

(604) 629-0264

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 10th day of June 2004.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration

FOR IMMEDIATE RELEASE

Tuesday June 8, 2004

(No.2004-06- 14 )

CARMANAH WINS BUS SHELTER LIGHTING TENDER FOR WEST COVINA, CALIFORNIA

Vancouver, British Columbia, Canada – Thursday, June 10, 2004 - Carmanah Technologies Corporation (TSX Venture: CMH) is pleased to announce that it has won a tender to retrofit bus shelters in the City of West Covina, California, with Carmanah i-SHELTER™ solar-powered LED lighting systems. As the successful bidder, Carmanah has received an initial contract for approximately $81,000, with the full tender comprising up to $155,000.

West Covina is a Los Angeles suburb of about 100,000 residents, served by the Foothill Transit District and the Los Angeles County Metropolitan Transportation Authority, the fifth largest transit agency in the United States.  "This successful bid affirms our competitive position in solar-powered LED lighting and marks one of our largest i-SHELTER™ sales to-date in the North American market," states Carmanah’s CEO, Mr. Art Aylesworth. "The Los Angeles and Orange Counties contain more than 15 large transit agencies, representing an excellent showcase for our technology and potentially leading to future orders from surrounding municipalities."

Requiring no external power, and therefore no electrical connection permits, cable trenching, etc., Carmanah's stand-alone, solar-powered LED lighting systems are easier and significantly less expensive to install and operate than conventional shelter lighting.   In fact, the city of London, England, has indicated that solar lighting technology could reduce shelter lighting costs by 36 percent.  Additional benefits include:

 - Improved safety and convenience with bright lighting for waiting passengers;

 - Improved night bus service through clear, easy-to-read bus timetable illumination;

 - Zero electrical and maintenance costs, resulting in significant ongoing operational savings;

 - Reduced greenhouse gas emissions through alternative solar energy source;

 - Immunity to blackouts and electricity price increases.

Also this month, Carmanah will install its first solar-powered LED bus shelter lighting system for Seattle's Sound Transit in a new bus shelter in Seattle's Union Square - a six-month field trial that could result in additional orders.

"We are very excited to see the i-SHELTER™ making inroads into the North American market following our success in the U.K.," said Aylesworth.  U.S. and Canadian transit represents substantial market opportunity for Carmanah.  In April 2004, the U.S. government passed its TEA 21 reauthorization bill providing $51.5 billion in guaranteed transit funding over six years.

For more information about Carmanah's lighting solutions for public transit, visit www.transitlights.com.

About Carmanah

Carmanah is an award winning alternative energy manufacturer specializing in patented solar-powered LED lighting solutions for the transit, marine, aviation, roadway, railway and industrial worksite markets.  The Company currently has more than 90,000 units installed in 110 countries.  The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com

About Carmanah

Carmanah is an award winning alternative energy manufacturer specializing in patented solar-powered LED lighting solutions for the transit, marine, aviation, roadway, railway and industrial worksite markets.  The Company currently has more than 90,000 units installed in 110 countries.  The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

" Praveen Varshney "

Praveen Varshney, Director

For further information, please contact:

Carmanah Contacts Mr. Praveen Varshney, Director Tel: (604) 629-0264 Toll-Free: 1-866-629-0264 investors@carmanah.com	Investor Relations Mr. Mark Komonoski, Director Tel: (403) 861-8384 Toll-Free: 1-800-665-3749 mkomonoski@carmanah.com	Media Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2003, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  These risks and uncertainties are also described under the caption "Risk Factors" in Carmanah’s Annual Information Form dated December 31, 2003, as filed with the British Columbia Securities Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com